EXHIBIT 12
Swift Energy Company
Ratio of earnings to fixed charges

	Three Months Ended
	March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Gross G&A	$20,347,591	$72,400,642	$51,676,164	$37,850,281	$29,803,405	$26,074,408
Net G&A	8,529,290	31,316,644	22,176,362	17,787,125	14,097,066	10,564,849
Interest Expense, Net	6,745,899	23,581,663	24,873,401	27,643,108	27,268,524	23,274,969
Rent Expense	792,212	2,637,345	2,964,611	2,375,598	2,173,313	1,923,451
Net Income Before Taxes and Cumulative Effect of Change in Accounting Principle	42,733,614	262,286,165	178,439,551	101,440,242	50,739,178	18,408,289
Capitalized Interest	2,504,758	9,210,883	7,199,069	6,489,763	6,835,983	6,973,480
Calculated Data

Unallocated G&A (%)	41.92%	43.25%	42.91%	46.99%	47.30%	40.52%

Non-Capital Rent Expense	$332,079	$1,140,774	$1,272,236	$1,116,374	$1,027,981	$779,345
1/3 Non-Capital Rent Expense	110,693	380,258	424,079	372,125	342,660	259,782
Fixed Charges	9,361,350	33,172,804	32,496,549	34,504,996	34,447,167	30,508,231
Earnings	49,590,206	286,248,086	203,737,031	129,455,475	78,350,362	41,943,040
Ratio of Earnings to Fixed Charges	5.30	8.63	6.27	3.75	2.27	1.37

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense net (which includes amortization of debt issuance costs and discounts), capitalized interest and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represent income before income taxes and cumulative effect of change in accounting principle and from continuing operations before fixed charges.

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